Exhibit 99.1

Tencent Music Entertainment Group Announces Leadership Changes

SHENZHEN, China, April 14, 2021 /PRNewswire/ -- Tencent Music Entertainment Group ("Tencent Music," "TME," or the "Company") (NYSE: TME), the leading online music entertainment platform in China, today announced the appointment of Mr. Cussion Kar Shun Pang as TME's Executive Chairman of the Board of Directors (the "Board"). Mr. Zhu Liang (or "Ross Liang") has been appointed as the Company's new Chief Executive Officer ("CEO") and a member of the Board. Prior to this appointment, Ross served as Vice President of Tencent Holdings Limited ("Tencent") where he was responsible for overseeing a number of major online platforms including QQ, a leading social communication and entertainment platform in China with 595 million MAU on smart devices, as well as Qzone, a leading social platform that enables users to share their lives and interact with friends and relatives anytime and anywhere. Prior to that role, Ross was the General Manager of QQ Music from 2014 to 2016. As the CEO, Ross' primary responsibility is to oversee TME's QQ Music, Kugou Music, Kuwo Music, WeSing and long-form audio business. Mr. James Gordon Mitchell has been appointed as the Chairman of compensation committee of the Board. These changes will go into effect as of April 15, 2021. Mr. Tong Tao Sang (or "Dowson Tong"), TME's current Chairman of the Board, will resign from the positions of Chairman of the Board, Chairman of compensation committee and all his roles as a director or an officer of affiliates of the Company.

Dowson has served as Chairman of the Board since 2016. He played an integral role in the formation of TME through the strategic merger of Tencent's QQ Music and WeSing with China Music Corporation, the former holding company of Kugou Music and Kuwo Music. Under Dowson's leadership, TME embarked on the strategic and cultural transformation that shaped the Company's journey towards providing superior online music streaming experiences to users, as well as improving the copyright protection environment for the music industry in China. The Board wishes to extend its deepest gratitude to Dowson for his distinguished leadership in driving the transformational growth of TME over the past five years. Dowson's personal dedication to shaping the Company's overall strategy within the broader context of promoting the healthy and sustainable development of the music industry has enabled TME to thrive as the leading online music entertainment platform in China.

As the Company's newly appointed Executive Chairman, Cussion will be responsible for setting the Company's long-term strategy, overall coordination and management of the Board and the Company. He will continue to work closely in collaboration with Ross to provide value to users, business partners and shareholders. "I am delighted to have Ross join our team as the CEO. Ross' proven track record in building successful online entertainment platforms and social ecosystems, combined with his breadth of experience delivering strong results through successful expansion into new business areas, makes him ideally suited to accelerate our evolution into an all-in-one online music and audio entertainment destination in China," said Cussion. "TME is very well positioned for the secular growth opportunities within online music and audio that lie ahead of us. I remain as engaged and committed to the Company's long-term success as ever, and I am excited to work with Ross, along with the Board and our entire senior management team, to build on our strong momentum to drive the next phase of growth for TME."

Ross Liang, newly appointed CEO and Board member of TME, said, "It is a true honor to lead this extraordinary and innovative company as CEO. I believe TME's dedication towards driving a sustainable industry development, outstanding product and technology offerings, and innovative business models, combined with the most talented group of people in the industry, uniquely position the Company to capitalize on the exciting opportunities within online music and audio entertainment. I look forward to working in close partnership with Cussion, the Board and the senior management team, to build on our strong foundation to better serve our users, artists and content creators, provide the best career experiences for our people, and create long-term value for our shareholders."

Ross joined Tencent in 2003. Prior to joining TME, he served as Vice President of Tencent, a role he has held since 2016. Prior to that, Ross was the General Manager of QQ Music from 2014 to 2016. Ross has extensive product and operation experience across multiple businesses within Tencent including QQ, Qzone, Pitu, QQ Music, WeSing, YouTu Lab, Online Education, Tencent Docs and other businesses. Prior to joining Tencent, Ross worked for Huawei Technology Co., Ltd. Ross received a doctor's degree in signal and information processing from Tianjin University in 2003.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. Tencent Music's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. Tencent Music's platform comprises online music, online karaoke and music-centric live streaming services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group
ir@tencentmusic.com
+86 (755) 8601-3388 ext. 883606

SOURCE Tencent Music Entertainment Group